SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. __)*

Accountabilities, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

00436A 20

(CUSIP Number)

Kenneth L. Henderson, Esq.

c/o Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Tri-State Employment Services, Inc. 75-3033600
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,867,967 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,867,967 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,867,967 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%
14		TYPE OF REPORTING PERSON* CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Robert Cassera
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,867,967 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,867,967 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,867,967 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John P. Messina, Sr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 200,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Peter Ursino
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Maria Ursino
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Thomas Cassera
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 345,600 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 345,600 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,600 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John Trippiedi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Yolanda Trippiedi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14		TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Common Stock”) of Accountabilities, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 195 Route 9 South, Suite 109, Manalapan, New Jersey 07726.

Item 2. Identity and Background.

(a)          This Schedule 13D is being filed jointly by Robert Cassera, an individual (“Cassera”), John P. Messina, Sr., an individual (“Messina”), Thomas Cassera, an individual (“TC”), Peter Ursino and his wife, Maria Ursino, individuals (collectively “Ursino”) and John Trippiedi and his wife, Yolanda Trippiedi, individuals (collectively “Trippiedi”) and Tri-State Employment Services, Inc., a Nevada corporation (“Tri-State”). Each of Cassera, Messina, TC, Ursino, Trippiedi and Tri-State are referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Mr. and Ms. Ursino own 30,000 shares in a joint account and have shared voting and dispositive power over such shares. Mr. and Ms. Trippiedi own 12,000 shares in a joint account and have shared voting and dispositive power over such shares.

(b)          The business address of Cassera, Messina, TC, Ursino and Trippiedi is 160 Broadway, 15th Floor, New York, New York 10038. The principal place of business of Tri-State is 160 Broadway, 15th Floor, New York, New York 10038.

(c)          The principal employment of Cassera is acting as President of Tri-State and as a private investor. The principal employment of Messina, TC, Ursino and Trippiedi are acting as executives and employees of Tri-State and as private investors. The principal business of Tri-State is providing temporary staffing and professional employer organization services throughout the United States.

(d)          The Reporting Persons have not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Persons became or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Cassera, Messina, TC, Ursino and Trippiedi are citizens of the United States of America. Tri-State is organized in Nevada.

Item 3. Source and Amount of Funds or Other Consideration.

Working capital of Tri-State was used to purchase the 9,867,967 shares of Common Stock referred to on the cover page of this Schedule 13D. Cassera does not own any shares in his own name but is the sole owner of Tri-State and has sole voting and dispositive power over the shares owned by Tri-State. The total amount of the funds used to make the purchases described in Item 5 was $2,461,631.11.

Personal funds of Messina were used to purchase the 200,000 shares of Common Stock referred to on the cover page of this Schedule 13D. The total amount of the funds used to make the purchases described in Item 5 was $38,000.00.

Personal funds of TC were used to purchase the 345,600 shares of Common Stock referred to on the cover page of this Schedule 13D. The total amount of the funds used to make the purchases described in Item 5 was $125,696.00.

Personal funds of Ursino were used to purchase the 30,000 shares of Common Stock referred to on the cover page of this Schedule 13D. The total amount of the funds used to make the purchases described in Item 5 was $4,500.00.

Personal funds of Trippiedi were used to purchase the 12,000 shares of Common Stock referred to on the cover page of this Schedule 13D. The total amount of the funds used to make the purchases described in Item 5 was $7,440.00.

Item 4. Purpose of Transaction.

The purpose of the acquisition of Common Stock of the Issuer by the Reporting Persons is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Reporting Persons expect to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The Reporting Persons plan to engage in discussions with the Issuer's management and Board of Directors to try to have the Issuer focus on certain business segments and maximize short and long-term value of the Issuer's assets which the Reporting Persons do not believe is adequately reflected in the current market price of the Issuer's Common Stock, irrespective of current economic conditions. Cassera and Messina are both members of the Company’s Board of Directors and one other employee of Tri-State is a member of the Company’s Board of Directors.

The Reporting Persons believe that the Issuer can increase shareholder value, within a reasonable period of time, by, among other things: (a) focusing on providing commercial staffing services; (b) improving transparency in governance, shareholder relations and corporate transactions; (c) adopting and articulating a meaningful strategic plan for growth and generating value for all shareholders; (d) taking steps to increase both analyst coverage of, and investor interest in, the Issuer; (e) pursuing expansion opportunities; (f) pursuing capital raises; and (g) pursuing synergistic business combinations. In addition, the Reporting Persons may encourage the Issuer to enter into additional agreements to increase efficiency and improve the Issuer’s operating results, which agreements may involve Tri-State. As of the date of this Schedule 13D, the Issuer leases certain of its workers from Tri-State.

In the future the Reporting Persons may, without limitation: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board of Directors; (b) make proposals to the Issuer's Board of Directors and management; (c) seek additional representation on the Issuer's Board of Directors; and/or (d) solicit proxies or written consents from other shareholders of the Issuer with respect to representation on the Board of Directors or other proposals for shareholder action.

The Reporting Persons may make further purchases of shares of Common Stock. The Reporting Persons may dispose of any or all of the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, the Reporting Persons do not have any specific plans or proposals which relate to, or could result in, any of the matters referred to in clauses (a) through (j), inclusive, of Item 4 of this Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate specific plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)       The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 23,764,791 shares of Common Stock outstanding as of February 9, 2009, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended December 31, 2008. (1) Tri-State currently beneficially owns an aggregate of 9,867,967 shares of Common Stock, or 41.5% of the outstanding Common Stock of the Issuer. Cassera currently beneficially owns an aggregate of 9,867,967 shares of Common Stock, or 41.5% of the outstanding Common Stock of the Issuer, which includes the shares owned by Tri-State; (2) Messina currently beneficially owns an aggregate of 200,000 shares of Common Stock or 0.8% of the outstanding Common Stock of the Issuer; (3) TC currently beneficially owns an aggregate of 345,600 shares of Common Stock or 1.5% of the outstanding Common Stock of the Issuer; (4) Ursino currently beneficially owns an aggregate of 30,000 shares of Common Stock or 0.1% of the outstanding Common Stock of the Issuer; and (5) Trippiedi currently beneficially owns an aggregate of 12,000 shares of Common Stock or 0.05% of the outstanding Common Stock of the Issuer.

All of the foregoing represents an aggregate of 10,251,800 shares of Common Stock and as of the date hereof, 9,867,967 of such shares of Common Stock are owned of record by Tri-State, which is wholly owned by Cassera, 200,000 of such shares of Common Stock are owned of record by Messina, 345,600 of such shares of Common Stock are owned of record by TC, 30,000 of such shares of Common Stock are owned of record by Ursino, 8,000 of such shares of Common Stock are owned of record by Trippiedi and 4,000 of such shares of Common Stock are owned of record by two accounts of which Trippiedi is custodian created pursuant to the Uniform Gift to Minors Act (“UGMA”) for the benefit of Trippiedi’s two children. Cassera has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all of the shares of Common Stock held by Tri-State reported in this Schedule 13D by reason of his direct ownership and his control of Tri-State.

(b)       Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote and/or to dispose or direct the disposition (including the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days) and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

(c)       The below tables list all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, by purchases from the Issuer or by private block purchases from existing shareholders.

Tri-State

Date of Transaction	Amount of Securities Involved	Price per Share
2/29/2008	14,800	$ 0.35
3/3/2008	5,000	$ 0.35
3/10/2008	5,200	$ 0.35
3/10/2008	2,248	$ 0.30
3/11/2008	10,000	$ 0.35
3/12/2008	1,000,000	$ 0.20
3/20/2008	301	$ 0.30
3/26/2008	19,699	$ 0.30
5/1/2008	25,000	$ 0.39
5/2/2008	5,000	$ 0.38
5/6/2008	5,000	$ 0.48
5/6/2008	5,000	$ 0.48
5/8/2008	20,000	$ 0.38
5/8/2008	25,000	$ 0.37
5/14/2008	5,000	$ 0.31
5/15/2008	25,000	$ 0.29
8/6/2008	5,000	$ 0.25
8/7/2008	45,000	$ 0.25
8/11/2008	13,900	$ 0.25
8/13/2008	5,000	$ 0.25
8/14/2008	156	$ 0.25
8/15/2008	2,500	$ 0.25
8/25/2008	10,000	$ 0.25
8/26/2008	18,444	$ 0.25
8/26/2008	4,556	$ 0.24
8/27/2008	20,999	$ 0.24
8/28/2008	10,000	$ 0.24
8/29/2008	1,000,000	$ 0.20
9/2/2008	20,000	$ 0.24
9/3/2008	20,000	$ 0.24
9/4/2008	24,445	$ 0.24
9/9/2008	97,500	$ 0.23
9/9/2008	2,500	$ 0.22
9/11/2008	99,000	$ 0.22
9/11/2008	200	$ 0.20
9/16/2008	6	$ 0.20
9/17/2008	5,000	$ 0.24

9/19/2008	1,700	$ 0.20
9/23/2008	1,000	$ 0.22
9/30/2008	100	$ 0.20
10/1/2008	35,049	$ 0.20
10/2/2008	62,945	$ 0.19
10/7/2008	100,000	$ 0.19
10/14/2008	30,000	$ 0.16
10/16/2008	20,000	$ 0.16
10/27/2008	30,000	$ 0.15
10/29/2008	7,001	$ 0.15
10/31/2008	12,999	$ 0.15
11/4/2008	280	$ 0.14
11/13/2008	400	$ 0.14
11/14/2008	11,500	$ 0.14
11/21/2008	15,005	$ 0.14
12/8/2008	2,100	$ 0.14
12/18/2008	100	$ 0.14
12/19/2008	20,615	$ 0.14
1/23/2009	1,135,000	$ 0.16
2/20/2009	25000	$ 0.10
2/27/2009	2500	$ 0.14

Messina

Date of Transaction	Amount of Securities Involved	Price per Share
3/5/2008	100,000	$ 0.20

TC

Date of Transaction	Amount of Securities Involved	Price per Share
9/25/2008	100,000	$ 0.25

Ursino

Date of Transaction	Amount of Securities Involved	Price per Share
2/13/2009	30,000	$ 0.15

Trippiedi

Date of Transaction	Amount of Securities Involved	Price per Share
2/23/2007	3,000	$ 0.72
2/23/2007	4000	$ 0.73
2/27/2007	3,000	$ 0.52
12/5/2007	2,000	$ 0.40

(d)       No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 16, 2008

TRI-STATE EMPLOYMENT SERVICES, INC.

By:	/s/ Robert Cassera
	Name:	Robert Cassera
	Title:	President

/s/ Robert Cassera
Robert Cassera

/s/ John P. Messina, Sr.
John P. Messina, Sr.

/s/ Thomas Cassera
Thomas Cassera

/s/ Peter Ursino
Peter Ursino

/s/ Maria Ursino
Maria Ursino

/s/ John Trippiedi
John Trippiedi

/s/ Yolanda Trippiedi
Yolanda Trippiedi

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to 10,251,800 shares of Common Stock of Accountabilities, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on March 16, 2009

TRI-STATE EMPLOYMENT SERVICES, INC.

By:	/s/ Robert Cassera
	Name:	Robert Cassera
	Title:	President

/s/ Robert Cassera
Robert Cassera

/s/ John P. Messina, Sr.
John P. Messina, Sr.

/s/ Thomas Cassera
Thomas Cassera

/s/ Peter Ursino
Peter Ursino

/s/ Maria Ursino
Maria Ursino

/s/ John Trippiedi
John Trippiedi

/s/ Yolanda Trippiedi
Yolanda Trippiedi